

April 6, 2011

<u>Via U.S. Mail and Facsimile to 303-455-2542</u>

Mark Lana
Chief Executive Officer
HS3 Technologies, Inc.
1800 Boulder Street, Suite 600
Denver, CO 80211-6400

      Re: **HS3 Technologies, Inc.**
              Form 10-K for the fiscal year ended June 30, 2010
              Filed on September 29, 2010
              Form 10-Q for the quarterly period ended December 31, 2010
              Filed February 16, 2011
              File No. 001-32289

Dear Mr. Lana:

      We have reviewed your filings and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-Q for the quarterly period ended December 31, 2010</u>

<u>Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14</u>

1.   We note your recent business focus on the Quick Serve Restaurant market. Please amend your filing to expand your discussion to identify the customer and file your agreement with such customer as a material contract. Further, disclose the material terms of the agreement (e.g. term) and explain how you plan to manage installations at over 18,000 locations with enough 3-man service teams. Also, explain how your services and products are being utilized by the customer.

      Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Bob Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director